

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2021

Bala Venkataraman
Chief Executive Officer
Amplitude Healthcare Acquisition Corp
1177 Avenue of the Americas, FI40
New York, NY 10036

> **Re: Amplitude Healthcare Acquisition Corp**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Form 10-Q for the Quarterly Period Ended March 31, 2021**
> **Response Dated July 21, 2021**
> **File No. 001-39138**

Dear Mr. Venkataraman:

We have reviewed your response to our comment letter and have the following comment. Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2021

Exhibits 31.1 and 31.2, page 2

1. We note your response to our comment. However, the certifications filed in your amended Form 10-Q for quarter ended March 31, 2021 do not have the introductory language in paragraph 4 referring to internal control over the financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Please amend the filing to correct your certification.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Brian Cascio, Accountant Branch Chief, at (202) 551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christopher D Barnstable-Brown, Esq